Noranda Exploración
Gabriela Mistral y Calle Central
#118, Col. Periodista
Hermosillo, Sonora
C.P. 83150

Tel: (662) 210 2840
Fax: (662) 210 2847

May 18, 2004

Harvey Keats, President
Terra Nova Gold Corp.
Suite 1360, 605 Robson Street
Vancouver, BC V6B 5J3

Dear Harvey,

LETTER AGREEMENT BETWEEN
TERRA NOVA GOLD CORP. AND NORANDA EXPLORATION MEXICO, S.A. DE C.V.
REGARDING THE SAN DIEGO PROPERTY

Further to our recent conversations regarding the above property, Noranda Exploration Mexico, S.A. de C.V. (“Noranda”) proposes this letter agreement (“Letter Agreement”) as the basis for a formal agreement whereby Terra Nova Gold Corp. (“Terra Nova”) will have a working right and an option to acquire a 50% undivided interest in the following:
  property owned by Noranda centered around NTS E14 A43; UTM Zone 14; 2118000N, 278000E located in Michoacan, Mexico.
  Noranda’s interest pursuant to an underlying agreement with Juan José Vargas Ortega and Aureliano Abeja Rodriguez in Exploration Licence #2059, Public Mining Register #45, folio 23, volume 298 in the Book of Mining Concessions, and
  Noranda’s interest pursuant to an underlying agreement with Pedro Fraga Medina, Juan Alberto Contreras Vásquez and José Natividad Pérez Calvo in Exploration Licence # 215477, Public Mining Register # 257, folio 129, volume 324 in the Book of Mining Concessions, all of the above collectively referred to herein as the “Property” as fully described in Schedule “A” and shown on a map attached hereto as Schedule “B”. Copies of titles to the claims and copies of the underlying agreements (in Spanish) are attached hereto as Schedule “C”.

The terms of our agreement are as follows:

1.   Noranda represents and warrants that:

i)Noranda is a corporation duly incorporated and organized and validly existing under the laws of Mexico.

ii)Noranda has full corporate power, authority and capacity to enter into this Letter Agreement and to carry out its obligations under this Letter Agreement. Noranda is qualified to carry on business in Mexico.

iii)Noranda has been duly authorized to enter into, and to carry out its obligations under, this Letter Agreement. No obligation of Noranda in this Letter Agreement conflicts with or will result in the breach of any term in:

(1)the articles or by-laws of Noranda; or

                (2)any other agreement or binding commitment of Noranda.

iv)Noranda has duly executed and delivered this Letter Agreement, which binds Noranda in accordance with its terms.

v)The Property has been validly located, staked and recorded in accordance with the Mexican mining laws and regulations and all other applicable legislation and regulations in Mexico. There are no unstaked portions of open ground within the Property. The Property is properly and accurately described in Schedule “A”.

  The Property is in good standing under the laws of Mexico.
  The Property, and Noranda’s interest in the Property, are free and clear of all Liens.

viii)Noranda is or has the right to become the sole recorded and beneficial owner of the Property. Except as otherwise provided herein, there are no outstanding agreements or options to acquire or purchase the Property or any part thereof or interest therein. No individual, corporation or other entity has any royalty or other interest whatsoever in production or profits from the Property or any part thereof.

ix)All exploration permits, leases, licenses and mining claims payments, rentals, taxes, rates, assessments, renewal fees and other governmental charges, owing in respect of the Property, or any part of the Property, have been paid in full up to June 30, 2004.

x)It is not aware of any adverse claim against, or challenge to, the ownership of, or title to, the Property or Noranda’s interest in the Property.

xi)Noranda has conducted all activities on or in respect of the Property in compliance and the Property itself complies with all applicable statutes, regulations, by-laws, laws, orders and judgments and all directives, rules, consents, permits, orders, guidelines, approvals and policies of all applicable governmental authorities.

xii)Noranda has made available to Terra Nova all material, technical information and data in respect of the Property.

2.   Terra Nova represents and warrants to Noranda as follows:

i)Terra Nova is a corporation duly incorporated and organized and validly existing under the Business Corporations Act (British Columbia).

ii)Terra Nova has full corporate power, authority and capacity to enter into this Letter Agreement and to carry out its obligations under this Letter Agreement.

iii)Terra Nova has been duly authorized to enter into, and to carry out its obligations under, this Letter Agreement. No obligation of Terra Nova in this Letter Agreement conflicts with or will result in the breach of any term in:

(a)the articles or by-laws of Terra Nova; or

             (b)any other agreement or binding commitment of Terra Nova.

iv)Terra Nova has duly executed and delivered this Letter Agreement, which binds Terra Nova in accordance with its terms.

During the Option Period

3.   Noranda hereby irrevocably grants to Terra Nova the exclusive working right and option to acquire a 50% undivided interest in the Property (the “Option”) on or before May 31, 2009 (the “Option Period”).

In order to maintain the Option in good standing, Terra Nova shall:

(a)   fund the following expenditures (“Expenditures”):

i)in the amount of at least One Million Dollars (CDN$1,000,000) on or before May 31, 2005, such amount to be a firm commitment (“Committed Expenditures”)

ii)in the aggregate amount of at least Three Million Dollars (CDN$3,000,000) on or before May 31, 2006

iii)in the aggregate amount of at least Six Million Dollars (CDN$6,000,000) on or before May 31, 2007

iv)in the aggregate amount of at least Ten Million Dollars (CDN$10,000,000) on or before May 31, 2008

v)in the aggregate amount of at least Fifteen Million Dollars (CDN$15,000,000) on or before May 31, 2009

(b)   These Expenditures may be accelerated and applied to future years’ Expenditures, and accordingly at Terra Nova’s election the Option may be exercised sooner. If, in a given period in section 3(a), Terra Nova fails to incur sufficient Expenditures, Terra Nova will nevertheless be deemed to have satisfied section 3(a), if Terra Nova pays Noranda an amount which is equal to the difference between Terra Nova’s actual Expenditures and the amount set out in the applicable section relating to such given period in section 3(a).

4.   Cash Calls. Noranda may submit an invoice to Terra Nova up to 60 days prior to a quarter in which approved Expenditures are to be incurred or committed, setting out the estimated Expenditures for such 3 month period. Noranda may also submit other invoices relating to reconciliations, bills, accounts or other requests for payment in respect of any Expenditures made by Noranda in accordance with this Letter Agreement. Within 30 days of receipt of such invoice, Terra Nova shall pay Noranda the invoice amount. For greater certainty, in the event Terra Nova fails to make full payment to Noranda pursuant to the section 4, the Option shall terminate in accordance with section 6(f). Noranda shall not be obligated to expend any funds not provided by Terra Nova.

5.Government Assistance. Any grant or other form of government financial assistance received by a party with respect to expenditures on the Property shall be shared by the parties, in the proportion of their respective expenditures at the time that such financial assistance applies. For clarity, during the Option Period only, Terra Nova will receive 100% of any such financial assistance.

6.   During the Option Period:

(a)   Terra Nova shall have reasonable access to the Property on reasonable notice to Noranda;

(b)   Noranda shall have the right to be operator and shall be entitled to include as Expenditures administrative and overhead charges of 10% of direct project costs;

(c)   A management committee shall be formed, with two representatives each, and each party shall have an equal vote. In the case of a tie, Noranda shall have the casting vote. Both parties shall have meaningful input into the planning of the exploration programs.

(d)   The operator shall prepare and submit a program and budget to the management committee for approval by at least December 1 of each calendar year.
  Noranda, as operator, shall provide Terra Nova with a brief monthly summary report of exploration activities while active programs are carried out on the Property, and a more comprehensive annual report, and shall immediately notify Terra Nova of any significant results. Notwithstanding, if Terra Nova is in default of this Letter Agreement, Noranda shall not provide such information to Terra Nova until such default is corrected.
  At any time after the Committed Expenditures are incurred, Terra Nova may terminate this Letter Agreement, allow this Letter Agreement to lapse by not fulfilling the requirements of section 3, or abandon its Option on all or part of the Property.
  If either party acquires, directly or indirectly, any interest in any property which to the extent that property is within an area of interest as shown on a map attached hereto in Schedule B, the acquiring party must disclose it to the other party, who shall then have 30 days to elect to have the acquired property become part of the Property. The other party must then pay the acquiring party its proportionate share of the acquisition costs (which shall be deemed to be 50% during the Option Period).

Formation of the Joint Operating Company

7.   If Terra Nova exercises the Option, then a joint operating company will automatically be formed between Noranda and Terra Nova (the “Joint Operating Company”). The following is a summary of the main Joint Operating Company terms:

(a)   Initial expenditures and initial percentage interests on the date of formation of the Joint Operating Company shall be deemed to be:

Deemed Expenditures	Noranda $15,000,000	Terra Nova $15,000,000	Total $30,000,000
Joint Operating Co. Interests	50%	50%	100%

(b)   Each party shall contribute its percentage interest share of expenditures to the Joint Operating Company, failing which its interest shall be diluted according to the following formula:

       A = B x 100%, where
        C

   A is a party’s Joint Operating Company interest,
   B is a party’s deemed expenditures under section 7(a) above, plus all of the party’s actual expenditures made after the formation of the Joint Operating Company, and
   C is the parties’ total deemed expenditures under section 7(a) plus all of the parties’ expenditures made after the formation of the Joint Operating Company

(c)   Dilution:

   (i)   If a party’s interest dilutes to less than 10%, its interest shall be converted to a 1% NSR royalty (the “Royalty”) according to the royalty terms set out on Schedule “D”.

(ii)At any time, a party may purchase the royalty-holder’s rights to all future Royalty payments for an immediate payment of $2,000,000, paid in a lump sum.

(d)A management committee shall be formed, with two representatives from each party. All technical programs shall be decided by the management committee, with meaningful input by both parties. Each party shall have a vote equal to its percentage interest in the Property. In case of a tie, the operator shall have the casting vote.

(e)Noranda shall be the initial operator and shall be entitled to remain as operator as long as it is not in default, and has at least a 50% interest in the Property, in which case the non-operator may become operator as long as those conditions persist.

(f)The operator may include as expenditures an administrative and overhead charge of 15% of direct project costs, 5% of third party contract work and 3% of capital costs.

(g)The operator shall prepare and submit a program and budget to the management committee for approval by at least December 1 of each calendar year. Each program shall contain:

(i)   a reasonably detailed outline of all activities the operator contemplates carrying out on the Property and the location and time frame thereof;

  (ii)   a reasonably itemized budget, broken down by month, of the projected expenditures under the program, and

  (iii)    the estimated amount and date of each payment that the non-operator would have to make to the operator.

(h)If the non-operator elects to participate in a program, the operator may submit an invoice to the non-operator 60 days immediately preceding a quarter in which expenditures are to be made or committed. The non-operator must pay the invoice within 30 days of receipt, failing which interest shall be charged at the rate of the Canadian Imperial Bank of Commerce’s prime rate plus 10%. If the non-operator fails to make full payment, including interest, within 60 days of the expiry of the 30 day period, its joint operating company interest shall automatically be extinguished and converted to a 1% Royalty as per clause 7(c) (i) and (ii).

(i)The operator shall not take any of the following actions without the prior written unanimous consent of the management committee:

(i)   create, or permit to remain, any liens on any joint asset;

(ii)   abandon, sell or otherwise dispose of the Property or any part thereof; or

       (iii)   settle any suit, claim or demand with respect to the joint operating company involving an amount in excess of $50,000.

(j)As long as Noranda has at least a thirty percent (30%) interest in the Property, it shall have the right to designate the facilities at which all ore produced from the Property shall be concentrated, smelted and refined, at market rates. Noranda would also retain the option to market any product derived from the Property.

8.   Noranda’s Bump-Up Right. Provided Noranda has at least 30% interest in the Joint Operating Company, it shall have the right to earn an additional 15% interest in the Project by carrying out a Commercial Feasibility Study prepared in conjunction with a recognized international mining engineering construction firm.

9.    All data and information provided to or received by the parties with respect to the Property and this Letter Agreement shall be treated as confidential. Notwithstanding the foregoing, the parties are entitled to disclose confidential information to prospective investors or lenders, who shall be required to keep all such confidential information confidential. Noranda recognizes Terra Nova’s need to issue press releases on results from the Property on a regular basis, however Noranda shall be entitled to review and comment on Terra Nova press releases for a period of at least one (1) full business day prior to their issuance.

10.    All disputes between the parties in respect of this Letter Agreement shall be referred to arbitration under the Arbitration Act (Ontario).

11.    Noranda shall have the right of first refusal to purchase all or any part of Terra Nova’s interest in the Property or under this Letter Agreement, including Terra Nova’s Joint Operating Company or Royalty interest. If Terra Nova has exercised its Option to earn a 50% interest in the Joint Operating Company, Terra Nova shall thereafter have the right of first refusal to purchase all or any part of Noranda’s interest in the Property or under this Letter Agreement, including Noranda’s Joint Operating Company or Royalty interest.

12.    Notwithstanding section 11, Terra Nova may not assign this Letter Agreement without the prior written consent of Noranda, not to be unreasonably withheld, provided that it may assign to an affiliated company, which must then agree to be bound by the terms of this Letter Agreement. If Terra Nova has exercised its Option to earn a 50% interest in the Joint Operating Company, thereafter Noranda may not assign this Letter Agreement without the prior written consent of Terra Nova, not to be unreasonably withheld, provided that it may assign to an affiliated company, which must then agree to be bound by the terms of this Letter Agreement.

13.    Terra Nova acknowledges that Noranda advised it to seek independent legal advice in respect of this Letter Agreement, and that it has not received any legal advice from Noranda’s legal counsel.

14.    Each party shall promptly execute and deliver all further documents and take all further action reasonably necessary or desirable to give effect to the terms and intent of this Letter Agreement.

15.    No waiver of any term of this Letter Agreement by a party is binding unless such waiver is in writing and signed by the party entitled to grant such waiver. No failure to exercise, and no delay in exercising any right, remedy or breach under this Letter Agreement shall be deemed to be a waiver of that right, remedy or breach.

16.    No amendment, supplement or restatement of any term of this Letter Agreement is binding unless it is in writing and signed by each party.

17.    A standard force majeure clause shall apply to this Letter Agreement.

18.    Unless otherwise specified, words importing the singular include the plural and vice versa. The term “including” means “including, without limitation.”

19.    The division of this Letter Agreement into sections and the insertion of headings are for convenience of reference only and are not to affect the construction or interpretation of this Letter Agreement.

20.    If any term of this Letter Agreement is or becomes illegal, invalid or unenforceable, that term shall not affect the legality, validity or enforceability of the remaining terms of this Letter Agreement.

21.    This Letter Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or verbal.

22.    For every provision in this Letter Agreement, time is of the essence.

23.    This Letter Agreement shall be governed by and shall be construed and interpreted in accordance with the laws of Ontario and the laws of Canada applicable in Ontario.

If the foregoing terms and conditions reflect our agreement, please execute and return the enclosed copy of this Letter Agreement, which is intended to create a binding agreement between us. We will then prepare a formal definitive Agreement which outlines other terms which are normal to the industry for the review and signature of both parties.

Yours very truly,

NORANDA EXPLORACIÓN MEXICO S.A DE C.V.

per:       /s/Gary Woods/s/

The undersigned agrees with the above terms and conditions

TERRA NOVA GOLD CORP.

per:       /s/Harvey Keats/s/

SCHEDULE A
to the Letter Agreement between Noranda Inc. and Terra Nova Gold Corp. dated May 18, 2004.

PROPERTY DESCRIPTION

CLAIM NAME	TITLE	SURFACE

		hectares

San Diego Fracción 1	219716	2,455

San Diego 2 Fracción 1	221693	4,688

San Diego 2 Fracción 2	221694	785

Carridos	205905	100

Carritres	215477	204

SCHEDULE B
to the Letter Agreement between Noranda Inc. and Terra Nova Gold Corp. dated May 18, 2004.

LOCATION MAPS

[Graphic]

SCHEDULE C
to the Letter Agreement between Noranda Inc. and Terra Nova Gold Corp. dated May 18, 2004.

CLAIM TITLES AND UNDERLYING AGREEMENTS

SCHEDULE D
to the Letter Agreement between Noranda Inc. and Terra Nova Gold Corp. dated May 18, 2004.

NET SMELTER RETURN ROYALTY

1.   For the purposes of this Agreement the term "Net Smelter Returns" shall mean the actual proceeds received from any independent custom smelter, mill, mint or other purchaser for the sale of all minerals, metals or concentrates extracted and derived from the ore mined from the Property after deducting therefrom all charges and penalties for smelting and refining and the cost of transportation (to the mill or smelter and thereafter to the mint), insurance premiums, sampling and assaying charges incurred after the minerals, metals or concentrates have left the Property and all appropriate mint charges.

2.   Within ninety (90) days following the end of each calendar year, commencing with the year in which the Property is brought into Commercial Production, the Operator shall deliver to the non-operator a statement of the Net Smelter Returns for the said calendar year, duly certified by an independent Chartered Accountant appointed by the Operator for such purposes, together with payment of the royalty, if any, determined as aforesaid. If the amount of Net Smelter Return is not ascertainable for a calendar quarter, it shall be estimated as nearly as possible at the time for payment and an adjustment shall be made at the end of each calendar year. The non-operator shall have the right within a period of three (3) months from receipt of the audited statements to conduct an independent audit at its own cost and expense, the right to review the Operator's books and records relating thereto and an opportunity to discover issues raised with the Operator's auditors.
3.   If any portion of the minerals, metals or concentrates extracted and derived from the ore mined from the Property are sold to a purchaser owned or controlled by the Operator or treated by a smelter owned or controlled by the Operator, the actual proceeds received shall be deemed to be an amount equal to what could be obtained from a purchaser or a smelter not so owned or controlled in respect of minerals, metals or concentrates, as applicable, of like quality and quantity, after deducting therefrom a charge equal to the transportation cost which would have been incurred had the material been transported to such third party purchaser or smelter.